Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

September 9, 2024

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	BITFARMS LTD.
Amended Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that an Amended Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA09173B1076

	CUSIP:	09173B107

2	Date Fixed for the Meeting:	November 6, 2024

3	Record Date for Notice:	September 26, 2024

4	Record Date for Voting:	September 26, 2024

5	Beneficial Ownership Determination Date:	September 26, 2024

6	Classes or Series of Securities that entitle	COMMON SHARES
the holder to receive Notice of the Meeting:

7	Classes or Series of Securities that entitle	COMMON SHARES
the holder to vote at the meeting:

8	Business to be conducted at the meeting:	Special

9	Notice-and-Access:
	Registered Shareholders:	N/A
Beneficial Holders:
Stratification Level:

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

VANCOUVER 733 Seymour Street, Suite #2310 Vancouver, BC V6B 0S6 T 604 689-3334	CALGARY Telus Sky Building 2110, 685 Centre Street SW Calgary Alberta T2G 1S5 T 403 218-2800	TORONTO 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Toll Free 1-866-600-5869 T 416 361-0930	MONTRÉAL 1701 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964